Exhibit 99.3

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia V7X 1K8

Telephone No.: 604-730-9851

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Company (the “Shareholders”), the holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units (“RSUs”) of the Company (the “RSU Holders”) and the holders of performance share units (“PSUs”) of the Company (the “PSU Holders”) and the holders of deferred share units (“DSUs”, collectively with the Shares, Options, RSUs, and PSUs, the “Securities”) of the Company (the “DSU Holders”, collectively with the Shareholders, Optionholders, RSU Holders and PSU Holders, the “Securityholders”) of Absolute Software Corporation (“Absolute” or the “Company”) will be held at Suite 3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5, on June 29, 2023 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated May 23, 2023, as the same may be amended (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution of Securityholders (the “Arrangement Resolution”) substantially in the form attached as Appendix “C” to the management information circular dated May 26, 2023 (the “Circular”) accompanying this notice of meeting (the “Notice of Meeting”), to approve an arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) involving the Company and 1414364 B.C. LTD. (the “Purchaser”), all as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board”), after consultation with its financial advisors and outside legal counsel and the unanimous recommendation of the Special Committee of the Board, unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders and the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Registered Shareholders (the “Registered Shareholders”), Optionholders, RSU Holders, PSU Holders and DSU Holders of record as of 5:00 p.m. (Vancouver time) on May 23, 2023, (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Each Registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Share registered in his, her or its name. Each Optionholder, RSU Holder, PSU Holder or DSU Holder whose name is entered on the applicable securities register of the Company for such Securities at the close of business on the Record Date is entitled to one vote for each Option, RSU, PSU and DSU held in his, her or its name. The Circular, form of proxy and letter of transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

A summary of the arrangement agreement (the “Arrangement Agreement”) dated May 10, 2023 entered into among the Company and the Purchaser is included in the Circular, and the full text thereof is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. The full text of the Plan of Arrangement implementing the Arrangement and the Interim Order are attached as Appendix “E” and Appendix “F” to the Circular, respectively.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders must be returned to the Company by June 27, 2023 by:

(i)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(ii)

using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the proxy access number; or

(iii)

logging on to Computershare’s website at www.investorvote.com. Registered Shareholders, Optionholders, RSU Holders, PSU Holders and DSU Holders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s voting control number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on June 27, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the chair of the Meeting at his or her discretion, without notice.

Registered Shareholders as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. This right is described in the Circular. Pursuant to section 242 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, a Registered Shareholder who wishes to dissent must (i) send a written notice of objection to the Arrangement Resolution to Absolute c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on June 27, 2023 (or 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. It is recommended that you seek independent legal advice if you wish to exercise dissent rights. See “Dissenting Shareholders’ Rights” in the Circular. Non-Registered Shareholders who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS AS AT THE CLOSE OF BUSINESS ON THE RECORD DATE ARE ENTITLED TO DISSENT.

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare, the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-800-564-6253.

DATED at Vancouver, British Columbia the 26th day of May, 2023.

ON BEHALF OF THE BOARD

Signed: “Daniel Ryan”
Daniel P. Ryan
Chairman of the Board

These shareholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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